

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2020

J. Douglas Ramsey
Chief Executive Officer
Breeze Holdings Acquisition Corp.
5324 Davis Blvd.
North Richland Hills, TX 76180

> **Re: Breeze Holdings Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 17, 2020**
> **File No. 333-249677**

Dear Dr. Ramsey:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed November 17, 2020

Permitted purchases of rights, page 19

1. Please clarify whether the limit orders discussed here are the same or in addition to the open market purchases discussed on page 150. Also revise to quantify and describe the interests these purchases may create for your affiliates and underwriter to complete a transaction within the required timeframe, as well as any related risks to investors.

Ability to Extend Time to Complete Business Combination, page 25

2. Please revise to clarify, here and throughout your prospectus, whether investors will have the ability to vote or redeem in connection with the three-month extensions. Also revise to clarify whether, if you seek to complete a transaction during an extension, investors will still be able to vote and redeem in connection with that transaction.

Exhibits

3. Please file a revised Exhibit 5.1 that addresses the shares of common stock underlying the rights, given that those securities are included in your fee table. Also, in the second paragraph, counsel refers to 1,125,000 warrants subject to the over-allotment option, contrary to the number in note 2 to the fee table. Please file a revised opinion.

4. Clarify the reference to a Form 8-K in the last paragraph of Exhibit 5.1.

   You may contact Effie Simpson at (202) 551-3346 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Cavas Pavri